Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

Date of Report: March 15, 2022

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts in this MD&A are expressed in United States dollars ("USD"), unless otherwise identified.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Maverix’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com and on Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Maverix, are included on our Annual Information Form ("AIF") and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Maverix's royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Description of the Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production, development, or in some circumstances, exploration stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, or to create new Royalties or Streams on operating mines, development projects and exploration projects. The Company currently has over 120 royalties, stream and other interests, of which 14 of the underlying interests are paying, excluding royalty payments from industrial minerals and power assets.

Highlights and Key Accomplishments

2021 Financial and Operating:

●	Record Gold Equivalent Ounces (“GEOs”) sold of 9,173[1] and 32,026[1] for the three months and year ended December 31, 2021;
●	Total revenue of $16.5 million and a record of $57.5 million for the three months and year ended December 31, 2021;
●	Operating cash flows of $11.6 million and a record of $43.2 million for the three months and year ended December 31, 2021;
●	Operating cash flows, excluding working capital changes, of $13.0[1] million and a record $41.0[1] million for the three months and year ended December 31, 2021;
●	Cash operating margin of $1,697[1] and $1,629[1] per GEO for the three months and year ended December 31, 2021;
●	Average cash cost of $100[1] and $167[1] per GEO for the three months and year ended December 31, 2021;
●	Adjusted net income of $3.7[1] million and $17.1[1] million for the three months and year ended December 31, 2021; and
●	Net income of $2.8 million and a record of $24.1 million for the three months and year ended December 31, 2021.

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada in exchange for a $5.0 million cash payment. The royalties include:

●	A 3.5% to 4% NSR royalty on the Lewis property owned by Gold Standard Ventures Corp. (“Gold Standard”). The royalty ground covers 367 claims immediately adjacent to the high-quality Phoenix gold mine operated by Nevada Gold Mines, which is a joint venture between Barrick Gold Corporation and Newmont Corporation (“Newmont”);
●	A 4% royalty on 105 claims, covering approximately 846 hectares, including the Dixie Creek prospect, which are currently leased by Gold Standard and form part of the South Railroad project land package; and
●	A 4% royalty on two claims near Railroad prospect area, currently leased by Gold Standard, approximately seven kilometres north of the Pinion deposit on Gold Standard’s South Railroad project.

1 Refer to section on non-IFRS and other measures of this MD&A.

Quarterly Dividend Declared

In February 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on March 15, 2022 to shareholders of record as of the close of business on February 28, 2022.

Elevation Prepaid Gold Interest

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

Increase and Expansion of Royalty Interest at Omolon

In October 2021, Maverix completed an agreement with Polymetal International plc (“Polymetal”) to increase and expand Maverix’s royalty interest in Polymetal’s Omolon hub operation located in the Magadan Region, Russia. Maverix made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all licenses that currently comprise the Omolon hub. Maverix also received a one-time bonus royalty of $3.2 million related to the fourth quarter sales at the Omolon hub. Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1.5 million cash payment to Polymetal.

Acquisition of Prepaid Gold Interest and Strategic Partnership with Auramet

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a prepaid gold interest that will include 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter (the “Prepaid Gold Interest”). Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries.

For the duration of the agreement with Auramet, the Company will have a right of first refusal to purchase any royalties or streams that Auramet decides to sell from their current portfolio or acquires in the future. Furthermore, Maverix will have the right to participate in any royalty or stream that Auramet may acquire in the future where the transaction value is greater than $20.0 million.

$160 Million Revolving Credit Facility

In September 2021, the Company amended and increased the amount available on its revolving credit facility by $40.0 million to $160.0 million (the “Credit Facility”). Amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company's leverage ratio. The Credit Facility has a term of 4 years, maturing in September 2025. As at December 31, 2021, the Company had drawn $12.5 million from the Credit Facility to partially fund the acquisition of the Prepaid Gold Interest.

Acquisition of Royalty Portfolio

In June 2021, the Company completed the acquisition of a portfolio of six precious metals royalties (the “Royalty Portfolio”) from Pan American Silver Corp. (“Pan American”) for upfront cash consideration of $7.0 million and the issuance of 491,071 common shares of the Company.

Key assets in the Royalty Portfolio include:

●	Fenn-Gib: A 1.0 – 2.5% NSR royalty on a portion of the Fenn-Gib gold project, operated by Mayfair Gold Corp. (“Mayfair Gold”) and located in the Timmins gold camp in Ontario which hosts an indicated resource estimate of 70.2 million tonnes at 0.92 grams per tonne (“g/t”) gold containing 2.1 million ounces of gold and an inferred resource of 3.8 million tonnes at 0.62 g/t gold containing 0.1 million ounces of gold.[1]

●	Recuperada: A 3.0% NSR royalty on a portion of the Recuperada property, operated by Silver X Mining and located in Huancavelica, Peru. The property is a past producer and currently has an inferred resource of 7.3 million tonnes at 131 g/t silver, 3.17% lead and 2.04% zinc containing 30.7 million ounces of silver, 513 million pounds of lead, and 377 million pounds of zinc.[2]

●	Juby: A 1% NSR royalty on the advanced exploration-stage Juby project operated by Aris Gold Corporation (“Aris Gold”) and located in Ontario. A 2020 mineral resource estimate shows an indicated mineral resource of 21.3 million tonnes at 1.17 g/t gold containing 0.8 million ounces of gold and an inferred mineral resource of 47.1 million tonnes at 1.01 g/t gold containing 1.5 million ounces of gold. Aris has the right to buy back 0.5% of the royalty for a cash payment of $5.0 million.[3]

Hope Bay Mine4

In September 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) and Kirkland Lake Gold Ltd. announced they entered into an agreement to combine in a merger of equals (the “Merger”). According to Agnico Eagle, the Merger would establish the new Agnico Eagle as the gold industry’s highest-quality senior producer, with the lowest unit costs, highest margins, most favourable risk profile and industry-leading best practices in key areas of environmental, social and governance.

In February 2021, TMAC Resources Inc. (“TMAC”) announced it had concluded the previously announced plan of arrangement pursuant to which Agnico Eagle acquired all the issued and outstanding common shares of TMAC at a price of C$2.20 per share (the “Transaction”). TMAC was the owner of the Hope Bay mine, where the Company previously held a 2.5% NSR royalty interest.

TMAC had the right to buy back 1.5% of the NSR royalty interest held by the Company for a cash payment of $50.0 million in the event of a change in control transaction of TMAC (as defined in the royalty agreement) that was announced prior to June 30, 2021 (the “Hope Bay Buyback”). Concurrent with the closing of the Transaction, Agnico notified the Company that it would exercise the Hope Bay Buyback. The Company has received the $50.0 million payment and retained a 1% NSR royalty interest on the Hope Bay mine that is not subject to any further reduction. Maverix acquired the additional 1.5% NSR royalty on Hope Bay in August 2019 for a cash payment of $40.0 million and received $4.6 million of related royalty payments up until the exercise of the Hope Bay Buyback.

El Mochito Silver Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the Company’s existing El Mochito silver Stream. Upon conversion, Maverix had a 27.5% silver Stream on the El Mochito mine.

Under the Stream agreement, if 3.0 million ounces of payable silver were produced at the El Mochito mine prior to April 1, 2022, the Company’s silver purchase entitlement would decrease to 25%. In November 2021, the El Mochito mine met the 3.0 million ounces of payable silver production threshold and the Company’s silver Stream interest was reduced to 25%.  The Company’s silver Stream is not subject to any further reduction.

1 Mineral resources effective February 5, 2021. For more information on Fenn-Gib, please refer to the Fenn-Gib description page on the Mayfair Gold website, the news release dated April 8, 2021 and the Technical Report entitled “NI 43-101 Technical Report Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 available at www.mayfairgold.ca, or under Mayfair Gold’s profile at www.sedar.com.

2 Mineral resource effective July 2019. For more information on Recuperada, please refer to Silver X Mining’s (previously Oro X Mining Corp.) news releases dated June 23, 2021, April 16, 2021 and February 11, 2021, and the Technical Report entitled “Amended & Restated NI 43-101 Technical Report for the Recuperada Project, Peru” dated October 15, 2020 filed under Silver X Mining’s profile at www.sedar.com.

3 Mineral resources effective July 14, 2020. For more information on Juby please refer to the Juby description page on the Aris Gold website, the news release dated May 4, 2021 and the Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrell Township, Shining Tree Area, Ontario” dated July 14, 2020.

4 Refer to Agnico Eagle’s news release dated September 28, 2021 and TMAC’s news release dated February 2, 2021 on www.sedar.com, under Agnico Eagle and TMAC’s SEDAR profile.

Update On Impact of COVID-19 Pandemic

The Company continues to monitor and assess potential impacts of the novel coronavirus, also known as COVID-19, on its employees and business. In response to the COVID-19 pandemic, the Company initially closed its office, implemented a travel ban, and directed all of its employees to work remotely. The Company has recently lifted its travel ban and expects to reopen its office in the near future.

Outlook for 20221

Maverix previously announced it expects 32,000 to 35,000 attributable GEOs2 at approximately a 90% cash margin2 with approximately 99% of expected revenue derived from gold and silver.

On March 2, 2022, Polymetal announced the current and devastating conflict in Ukraine and related economic and political developments are likely to require a lot of management efforts to maintain Polymetal’s performance. However, despite a wide range of uncertainties Polymetal will be working under in 2022, it is Polymetal’s current intention to operate as normally as possible but remain agile to evolving circumstances. Polymetal also reiterated their current production guidance for 2022.

For more information, please refer to polymetalinternational.com and see the news release dated March 2, 2022.

Portfolio of Royalty, Stream and Other Interests Owned by Maverix

The Company owns over 120 Royalties, Streams and other interests. Maverix has fourteen Royalties and Streams that are currently paying, including three in Australia, three in the United States, three in Mexico, two in Canada, and one in each of Honduras, Burkina Faso and Russia. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

The following table summarizes Maverix’s principal Stream and other interests:

Asset	Location	Operator	Status	MMX Attributable Production or Relevant Commodity	MMX Purchase Price
Auramet	USA	Auramet Capital Partners, L.P.	Paying	1,250 ounces plus 2% of dividends paid(1) per quarter	16% of gold spot price
El Mochito	Honduras	Kirungu Corporation	Paying	25% of silver	25% of silver spot price
La Colorada	Mexico	Pan American Silver Corp.	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Elevation Gold Mining Corporation	Paying	100% of silver(2)	20% of silver spot price

(1) Amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shareholdings.

(2) After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

2 Refer to section on non-IFRS and other measures of this MD&A.

The following table summarizes Maverix’s principal Royalty interests:

Asset	Location	Operator	Status	Royalty Interest
Beta Hunt	Australia	Karora Resources Inc.	Paying	3.25% GRR, and 1.5% NSR Royalties on all Gold production; and aggregate 1.5% NSR Royalties on all Nickel production
Camino Rojo	Mexico	Orla Mining Ltd.	Paying	2.0% NSR Royalty (1)
Cerro Blanco	Guatemala	Bluestone Resources Inc.	Development	1.0% NSR Royalty
Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty(2)
DeLamar	USA	Integra Resources Corp.	Development	2.5% NSR Royalty(3)
Florida Canyon	USA	Argonaut Gold Inc.	Paying	3.0% NSR Royalty
Goldfield	USA	Centerra Gold Inc.	Development	5.0% NSR Royalty(4)
Hasbrouck	USA	West Vault Mining Inc.	Development	1.25% NSR Royalty
Hope Bay	Canada	Agnico Eagle Mines Limited	Development	1.0% NSR Royalty
Karma	Burkina Faso	Néré Mining	Paying	2.0% NSR Royalty(5)
Kensington	USA	Coeur Mining, Inc.	Operating	2.5% NSR Royalty(6)
Koné	Côte d’Ivoire	Montage Gold Corp.	Development	2.0% NSR Royalty
McCoy-Cove	USA	i-80 Gold Corp	Development	3.5% NSR Royalty(7)
Moose River	Canada	St Barbara Limited	Paying	1.0% NSR Royalty(8)
Mt Carlton	Australia	Navarre Minerals Limited	Paying	2.5% NSR Royalty
Norte Abierto	Chile	Barrick Gold Corporation Newmont Corporation	Development	1.25% GRR(9)
Omolon hub	Russia	Polymetal International plc	Paying	2.5% GRR
Railroad	USA	Gold Standard Ventures Corp.	Development	2.0% NSR Royalty(2)
San Jose	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty(10)
Silvertip	Canada	Coeur Mining, Inc.	Development	2.5% NSR Royalty
Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR

(1) Royalty is on oxide and transitional ore only.

(2) Royalty covers a portion of the existing mineral resource.

(3) NSR royalty covers a portion of the existing resource and decreases to a 1.0% NSR Royalty after CAD$10 million in royalties have been paid.

(4) Royalty applies to the Gemfield deposit.

(5) Royalty applies to 85.5% of total production.

(6) NSR royalty not payable until after a recoupment period.

(7) 2.0% of the NSR royalty only covers a portion of the deposit.

(8) Royalty applies to the Touquoy deposit.

(9) Royalty applies to 25% of gross revenues from all metals sold from Cerro Casale and Quebrada Seca. Payment commences after $10.0 million is payable under the agreement.

(10) Royalty applies to the Taviche Oeste concessions.

Portfolio Updates - Paying and Operating Assets:

Camino Rojo (2% NSR)

Orla Mining Ltd. (“Orla”) provided an operational update for its Camino Rojo mine. Commissioning activities at Camino Rojo are substantially complete and the first gold pour was achieved on December 13, 2021. The mining and processing throughput rates and availabilities are in line with the ramp up plan and Orla is targeting declaration of commercial production in the first quarter of 2022. Camino Rojo’s oxide mine is expected to produce an average of 120,000 ounces of gold per year over the first five years of operation.

For more information, please refer to orlamining.com and see the news release dated February 16, 2022.

Beta Hunt (4.75% Gold Royalty + 1.5% Nickel Royalty)

Karora Resources Inc. (“Karora”) announced that the development of the second decline at Beta Hunt is underway and ahead of schedule. The addition of the second decline is the key driver for Karora’s plan to double the production capacity of the mine by the end of 2024.

Karora continues to generate positive results from ongoing exploration highlighting the significant upside potential at Beta Hunt. On January 24, 2022, Karora announced that recent drilling results have materially extended the strike length of gold mineralization at the Fletcher Zone to over 500 metres and the mineralization strike length at Gamma Block to over 200 metres. In 2022, Karora plans to drill 43,000 metres to test more of the eight kilometre strike of the gold and nickel mineralized system. Drilling will target extensions to the Western Flanks and A Zone mineral resources, Larkin, the new Fletcher Shear Zone and follow up on the significant gold intersections in the underexplored shear zones south of the Alpha Island and Gamma faults.

Karora also stated that nickel is becoming increasingly important to the company and provided maiden production guidance of 450 to 550 tonnes of nickel for 2022. Production in 2022 will be sourced from remnant nickel resource areas and does not include any nickel production from the newly discovered 50C/Gamma Zone. Karora is committed to developing its nickel potential and has committed 16,000 metres to test and upgrade nickel targets in 2022. Exploration drilling will also be following up on the recent nickel discovery towards the southern end of the mine, aimed at extending the 50C Nickel Trough in the Gamma Block as well as testing for new parallel nickel troughs in the Beta Block.

For more information, please refer to karoraresources.com and see the news releases dated January 24, 2022, and February 14, 2022.

Moss (100% of Silver)

Elevation announced a 36% increase to measured and indicated resources which is included in a new technical report for the Moss mine. The technical report highlights include proven and probable mineral reserves of 12.7 million tonnes with grades of 5.4 g/t silver containing 2.2 million ounces of silver and measured and indicated mineral resources of 38.9 million tonnes with grades of 4.6 g/t silver containing 5.75 million ounces of silver and inferred mineral resources of 6.6 million tonnes with grades of 4.5 g/t silver containing 0.94 million ounces of silver.

Elevation announced a marketed public offering of units to raise aggregate proceeds up to CAD$20.0 million and have granted their agents an over-allotment option to offer for sale up to an additional number of units equal to 15% of the number of units sold under the offering.

For more information, please refer to elevationgold.com and see the news releases dated October 21, 2021 and March 9, 2022.

Vivien (3.5% GRR)

Ramelius Resources Limited (“Ramelius”) announced that the underground drill program at the Vivien mine has been completed with the potential below the current deepest level appearing to reduce the likelihood of deeper extensions to Vivien, as the vein narrowed and reduced in grade. Mining at the Vivien mine will now focus on effective extraction of the remaining reserves and any remnant resource areas, which will likely involve a final open cutback once all underground reserves are depleted.

For more information, please refer to rameliusresources.com.au and see the news release dated January 28, 2022.

Mt Carlton (2.5% NSR)

Navarre Minerals Limited (“Navarre”) announced the completion of the acquisition of the Mt Carlton gold mine from Evolution Mining Limited. Since acquiring the mine, Navarre has announced strong infill and expansion drilling results at its Mt Carlton United Prospect and broad zones of high-grade gold in drilling at its Telstra Hill prospect, both part of the Mt Carlton operation. The identification of satellite deposits indicates the potential for other supplemental ore sources to Navarre’s mill. Navarre expects to publish an updated mineral resource and ore reserve estimate for Mt Carlton in March 2022.

For more information, please refer to navarre.com.au and see the news releases dated December 15, 2021 and January 17, 2022.

Omolon (2.5% GRR)

Subsequent to December 31, 2021, the rapid and significant developments related to the conflict in Ukraine has led to additional and more severe sanctions imposed by the United States of America, United Kingdom, European Union, Canada and other countries on certain Russian institutions and individuals. These developments may result in reduced access for Russian businesses to international capital and export markets, weaking of the Russian Ruble and other negative economic consequences.

The full impact of the sanctions and consequential political and economic developments in Russia on future operations and financial position of the operator of the Omolon hub is difficult to determine at the date of this report, however, the Company believes that the level of political risk has increased considerably. At December 31, 2021, the carrying amounts related to the Company’s Omolon royalty interests and accounts receivable were $24.1 million and $2.9 million, respectively.

Significant Portfolio Updates - Development and Exploration Assets:

Gemfield (5% NSR)

Centerra Gold Inc. (“Centerra”) announced it completed the acquisition of the Goldfield District project (“Goldfield”) for $206.5 million. Goldfield is a conventional open-pit, heap leach project located in Esmeralda County, Nevada. Goldfield is comprised of three known deposits including the Gemfield, Goldfield Main, and McMahon deposits. The Gemfield deposit is fully permitted and shovel ready and was identified by Centerra as the first pit for potential development. In 2019, Waterton Global Resource Management, Inc. (“Waterton”) announced it was completing a feasibility study for the project with project average annual production in excess of 125,000 ounces of gold. Centerra expects to release an updated resource estimate in the first half of 2023 and an updated feasibility study thereafter.

For more information, please refer to centerragold.com and see the news releases dated February 22, 2022 and February 28, 2022.

Koné (2% NSR)

Montage Gold Corp. (“Montage”) announced the results of a definitive feasibility study (“DFS”) for the Koné gold project in Côte d’Ivoire including an after-tax net present value of $746 million and an internal rate of return of 35% at a $1,600 per ounce gold price. The DFS outlined a 14.8 year mine life with average annual gold production of 257,000 ounces in the first nine years and an average of 207,000 ounces over its mine life. The permitting process at Koné is well underway with all requisite approvals expected in the third quarter of 2022 and the project financing process is expected to commence soon.

For more information, please refer to montagegoldcorp.com and see the news release dated February 14, 2022.

Cerro Blanco (1% NSR)

Bluestone Resources Inc. (“Bluestone”) announced the results of a feasibility study on its flagship Cerro Blanco project in Guatemala. The feasibility study outlined a robust, high-grade operation with average annual production of 241,000 ounces of gold over the first 10 years of operation and an initial mine life of 14 years with additional opportunities to extend the mine life given the extensive exploration potential of the land package. Bluestone recently submitted the environmental permit amendment application for the change in mining method and based on current estimates Bluestone believes it will be possible to receive approval of the permit amendment in Q3 2022, followed by a construction license and a forestry license.

For more information, please refer to bluestoneresources.ca and see the news release dated February 22, 2022.

South Railroad (2% NSR)

Gold Standard announced the results of a robust feasibility study on its South Railroad project in Elko, Nevada. The feasibility study outlines a 10.5 year mine life with total gold production of over one million ounces and average gold production of 152,000 ounces over the first four years. Gold Standard intends to launch the construction financing process this quarter and anticipates concluding it before the end of the year. Construction of the South Railroad project could commence as early as the second quarter of 2023, with first gold production in the third quarter of 2024.

For more information, please refer to goldstandardv.com and see the news release dated February 23, 2022.

DeLamar (2.5% NSR)

Integra Resources Corp. (“Integra”) announced the completion of a pre-feasibility study (“PFS”) on the DeLamar project in Idaho. The PFS outlined a two-stage project with a larger scale open pit mining scenario that combines heap leaching and milling to achieve an average production level of 163,000 gold equivalent ounces per annum for the first 8 years and a mine life of 16 years.

For more information, please refer to integraresources.com and see the news release dated February 9, 2022.

Silvertip (2.5% NSR)

Coeur Mining Inc. (“Coeur”) announced that work has commenced to assess the economics of a potential larger expansion and restart of the high-grade Silvertip property in British Columbia. The review is evaluating the potential to target a higher throughput to take advantage of the significant resource growth and on a timetable that would sequence an expansion and restart following completion and commissioning of the Rochester mine expansion. Results from this ongoing work are expected by the end of the year.

Coeur continues to generate positive results from ongoing exploration as highlighted by the silver, zinc and lead measured and indicated resources increasing year-over-year by approximately 51%, 33% and 44%, respectively. Silver, zinc and lead inferred resources also grew by 48%, 37% and 40%, respectively, during the same period. A total of approximately 102,275 metres were drilled in 2021 and up to seven core drill rigs were active during the fourth quarter (five on surface and two underground) focused on expansion drilling at southern portions and deeper extensions of the Southern Silver, Discovery South and Camp Creek zones. In 2022, Coeur plans to continue the resource growth program and follow up drilling activity on the newly discovered zones. Additionally, ongoing metallurgical test work is continuing to validate Coeur’s assumptions on potential recovery rates and concentrate qualities.

For more information, please refer to coeur.com and see the news release dated February 16, 2022.

Hope Bay (1% NSR)

Agnico Eagle announced that production at the Hope Bay mine in Nunavut would remain paused in 2022 and 2023 while they focus on exploration activities to develop an optimal production strategy around the geologic potential of the land package. Internal evaluations are underway regarding the potential to operate a 4,000 tonne per day mine that could produce 250,000 to 300,000 ounces of gold per year. In 2022, Agnico Eagle expects to complete 80,000 metres of drilling in a $32.2 million exploration program that will include $17.9 million to develop new exploration drifts and 29,000 metres of underground drilling at the Doris deposit. Agnico Eagle believes there is excellent potential to increase mineral reserves and mineral resources at all of the deposit areas and regionally.

For more information, please refer to agnicoeagle.com and see the news release dated February 23, 2022.

Mother Lode (1% – 2% NSR)

AngloGold Ashanti Ltd. (“AngloGold”) announced the successful completion of the acquisition of Corvus Gold Inc. The transaction consolidated a large land package in the Beatty District of Nevada, which includes the Mother Lode and Silicon projects, which AngloGold expects to produce more than 300,000 ounces of gold annually over more than a decade.

For more information, please refer to anglogoldashanti.com and see the news releases dated January 18, 2022 and the investor presentation dated February 22, 2022.

Summary of Annual Results

Year Ended	December 31,	December 31,	December 31,
(in thousands, except for GEO and per share amounts)	2021	2020	2019
Statement of Income (Loss) and Comprehensive Income (Loss)
Royalty revenue	$34,896	$32,689	$21,797
Sales	22,636	18,992	11,915
Total revenue	57,532	51,681	33,712
Cash flow from operating activities	43,204	33,000	20,961
Net income (loss)	24,072	23,719	(7,667)
Basic earnings (loss) per share	0.17	0.19	(0.07)
Diluted earnings (loss) per share	0.16	0.17	(0.07)
Dividends declared per share	$0.0475	$0.04	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$17,140	$15,624	$6,958
Adjusted basic earnings per share	$0.12	$0.12	$0.06
Total GEOs sold	32,026	28,916	24,021
Average realized gold price per GEO	$1,796	$1,787	$1,403
Average cash cost per GEO	167	174	163
Cash flow from operating activities, excluding changes in non-cash working capital	$41,010	$36,527	$23,468

Statement of Financial Position
Total assets	$392,535	$379,607	$315,135
Total non-current liabilities	$17,811	$32,000	$69,000

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

For the year ended December 31, 2021, net income and cash flow from operations were $24.1 million and $43.2 million, respectively, compared with a net income and cash flow from operations of $23.7 million and $33.0 million, respectively, for the year ended December 31, 2020. The increase in net income and cash flow were attributable to a combination of factors including:

●	The Company acquired the Prepaid Gold Interest in September 2021, which provided $4.4 million in sales and cash flows from operations of $3.7 million after deducting the cash cost of acquiring the gold. In addition, a $1.3 million gain on change in fair value of the Prepaid Gold Interest was recognized in net income for the year ended December 31, 2021;

●	An increase in the El Mochito silver Stream combined with higher than expected silver head grades and continued operational improvements at the mine which resulted in an increase in both sales of $4.1 million and cash flows of $3.0 million, respectively;

●	In October 2021, the Company increased and expanded its effective interest to a 2.5% GRR that covers all of the licenses currently comprising the Omolon hub and received a one-time bonus royalty of $3.2 million based on the fourth quarter production at the Omolon hub. The acquisition of the additional GRR interest and one-time bonus royalty contributed to the increase in both royalty revenue and cash flows of $3.9 million and $4.8 million, respectively;

●	An increase in royalty revenue of $1.4 million from the Beta Hunt mine due to increased attributable production and the recognition of deferred revenue of $3.3 million, partially offset by a 2.75% reduction of the Company’s royalty interest in the Beta Hunt mine effective July 1, 2020 (the “Beta Hunt Royalty Amendment”);

●	An $11.0 million gain recognized in net income and an increase in cash flow of $1.2 million from previously deferred amounts for a portion of the Hope Bay royalty revenue collected during the year ended December 31, 2021 related to the Hope Bay Buyback;

●	A $2.4 million revaluation gain recognized in net income during the year ended December 31, 2021 from the conversion of a debenture into an additional 5% silver Stream on the El Mochito mine; and

1 Refer to section on non-IFRS and other measures of this MD&A

●	A reduction in finance expense of $1.3 million due to repayments of the credit facility during 2020 and early 2021.

Partially offset by:

●	In September 2020, the company completed the Beta Hunt Royalty Amendment. As a result, the Company recognized a gain on the amendment of its Beta Hunt royalty interest of $9.3 million, current income tax expense of $4.3 million, income taxes paid of $1.5 million and an increase in working capital from the receipt of $2.5 million of the $5.0 million one-time bonus royalty;

●	Revenue decreased by $4.1 million due to the Hope Bay Buyback in early February of this year and scaled down operations as a result of measures to reduce the impact of COVID-19 on local workers and communities in Nunavut;

●	Decrease in net income of $3.7 million due to the non-cash portion of the partial settlement of the Prepaid Gold Interest being reflected in inventory and then cost of sales upon sale of the underlying gold;

●	Decrease in sales and cash flows of $2.5 million and $2.0 million from the Moss mine due to the transition from the Phase 2 leach pad to the Phase 3 leach pad and lower silver grades currently being mined at the West pit;

●	Decrease in revenue and cash flows of $2.3 million and $1.5 million from La Colorada due to ventilation constraints which impacted development and mining rates during 2021;

●	Net income was decreased by the recognition of a deferred income tax expense of $7.7 million due to taxable temporary differences arising from the Company’s royalty, stream and other interests after the Hope Bay Buyback discussed previously and recognition of deferred revenue associated with the Beta Hunt Royalty Amendment;

●	Both net income and cash flow were reduced by an increase in cash administration and project evaluation expenses of $1.2 million due to the increase in activities required to acquire and then manage the Company’s growing portfolio of assets;

●	During the year ended December 31, 2020, net income increased by $1.9 million due to the revaluation of warrants held by the Company recorded in other income, which did not recur again in 2021; and

●	During the year ended December 31, 2020, net income increased by $0.7 million due to the appreciation of the Australian dollar against the US dollar during 2020, which did not recur again in 2021.

For the year ended December 31, 2021, total revenue was $57.5 million and GEOs were 32,0261 compared with total revenue of $51.7 million and GEOs of 28,9161 for the year ended December 31, 2020.

The following table summarizes the Company’s total revenues and GEOs for the years ended December 31, 2021 and 2020:

		Year Ended December 31, 2021			Year Ended December 31, 2020
(in thousands, of USD	Primary	Royalty			Royalty
except for GEO amounts)	Product	Revenue ($)	Sales ($)	GEOs[1]	Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	—	4,422	2,500	—	—	—
Beta Hunt	Gold	10,046	—	5,583	8,635	—	4,871
Camino Rojo	Gold	83	—	46	—	—	—
El Mochito	Silver	—	7,779	4,317	—	3,716	2,012
Florida Canyon	Gold	2,939	—	1,634	2,551	—	1,433
Hope Bay	Gold	1,171	—	651	5,355	—	3,027
Karma	Gold	2,676	—	1,487	2,946	—	1,666
La Colorada	Gold	—	4,011	2,239	—	6,347	3,608
Moose River	Gold	1,382	—	767	1,586	—	905
Moss	Silver	—	6,424	3,567	—	8,929	4,954
Mt Carlton	Gold	3,113	—	1,729	2,469	—	1,388
Omolon hub	Gold	8,644	—	4,813	4,792	—	2,598
San Jose	Silver	2,376	—	1,321	1,989	—	1,118
Vivien	Gold	2,151	—	1,196	1,839	—	1,032
Other	Various	315	—	176	527	—	304
Consolidated total		34,896	22,636	32,026	32,689	18,992	28,916

1
2021 Royalty Revenue and Sales by Region	2020 Royalty Revenue and Sales by Region

2021 GEOs by Product	2020 GEOs by Product

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Other includes revenues generated from mines located in Russia, Honduras and Burkina Faso

Summary of Quarterly Results

Quarter Ended
(in thousands of USD, except for GEO and per share	December 31,	September 30,	June 30,	March 31,
amounts)	2021	2021	2021	2021
Statement of Income and Comprehensive Income
Royalty revenue	$12,031	$7,983	$7,999	$6,883
Sales	4,454	5,675	6,310	6,197
Total revenue	16,485	13,658	14,309	13,080
Cash flow from operating activities	11,634	9,278	8,813	13,479
Net income	2,766	2,829	3,708	14,769
Basic earnings per share	0.02	0.02	0.03	0.10
Diluted earnings per share	0.02	0.02	0.03	0.10
Dividends declared per share	$0.0125	$0.0125	$0.0125	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$3,734	$4,709	$3,739	$4,959
Adjusted basic earnings per share	$0.03	$0.03	$0.03	$0.04
Total GEOs sold	9,173	7,671	7,880	7,302
Average realized gold price per GEO	$1,797	$1,780	$1,816	$1,791
Average cash cost per GEO	100	164	197	223
Cash flow from operating activities, excluding changes in non-cash working capital	$13,017	$9,682	$9,313	$8,998

Statement of Financial Position
Total assets	$392,535	$400,550	$367,068	$362,047
Total non-current liabilities	$17,811	$27,024	$3,134	$1,882

Quarter Ended
(in thousands of USD, except for GEO and per share	December 31,	September 30,	June 30,	March 31,
amounts)	2020	2020	2020	2020
Statement of Income and Comprehensive Income
Royalty revenue	$10,140	$8,689	$7,784	$6,076
Sales	6,429	6,162	3,187	3,214
Total revenue	16,569	14,851	10,971	9,290
Cash flow from operating activities	7,746	13,792	6,616	4,846
Net income	5,346	14,437	3,076	860
Basic earnings per share	0.04	0.11	0.03	0.01
Diluted earnings per share	0.04	0.11	0.02	0.01
Dividends declared per share	$0.01	$0.01	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$6,282	$5,336	$3,010	$996
Adjusted basic earnings per share	$0.05	$0.04	$0.02	$0.01
Total GEOs sold	8,836	7,797	6,412	5,871
Average realized gold price per GEO	$1,875	$1,905	$1,711	$1,582
Average cash cost per GEO	184	195	139	167
Cash flow from operating activities, excluding changes in non-cash working capital	$11,474	$10,841	$8,479	$5,733

Statement of Financial Position
Total assets	$379,607	$325,396	$340,190	$307,420
Total non-current liabilities	$32,000	$35,000	$76,000	$66,000

1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended December 31, 2021 Compared to the Three Months December 31, 2020

For the three months ended December 31, 2021, the Company had net income of $2.8 million and cash flow from operations of $11.6 million compared with net income and cash flow from operations of $5.3 million and $7.7 million for the three months ended December 31, 2020. The increase in cash flows and decrease in net income were attributable to a combination of factors including:

●	In October 2021, the Company increased and expanded its effective interest to a 2.5% GRR that covers all licenses currently comprising the Omolon hub. In addition, Maverix received a one-time bonus royalty of $3.2 million based on the fourth quarter production at the Omolon hub. The acquisition of the additional GRR interest and one-time bonus royalty contributed to the increase in both royalty revenue and cash flows of $3.9 million and $1.9 million, respectively;

●	The Company acquired the Prepaid Gold Interest in September 2021, which provided $2.3 million in sales and cash flows from operations of $1.9 million after deducting the cash cost of acquiring the gold. In addition, a $1.3 million gain on change in fair value of the Prepaid Gold Interest was recognized in net income for the three months ended December 31, 2021; and

●	During the three months ended December 31, 2020, net income decreased by $0.9 million due to the revaluation of warrants held by the Company recorded in other income, which did not recur again in 2021.

Partially offset by:

●	Decrease in sales and cash flows of $2.2 million and $1.8 million from the Moss mine due to the transition from the Phase 2 leach pad to the Phase 3 leach pad and lower silver grades currently being mined at the West pit;

●	Decrease in net income by $2.3 million due to the non-cash portion of the partial settlement of the Prepaid Gold Interest of $1.9 million and the cost associated with acquiring the gold of $0.4 million and cash flow was reduced by the $0.4 million associated with the cost of acquiring the gold;

●	Decrease in revenue and cash flows of $1.3 million and $0.8 million from La Colorada due to ventilation constraints which impacted development and mining rates during 2021;

●	Revenue and cash flows decreased by $1.2 million and $0.2 million due to the Hope Bay Buyback in early February of this year and scaled down operations as a result of measures to reduce the impact of COVID-19 on local workers and communities in Nunavut;

●	Net income decreased by $0.9 million due to an increase in depletion expense as a result of higher production from the Company’s royalty, stream and other interests;

●	Net income was decreased by the recognition of a deferred income tax expense of $2.1 million due to taxable temporary differences arising from the Company’s royalty, stream and other interests after the Hope Bay Buyback and recognition of deferred revenue associated with the Beta Hunt Royalty Amendment; and

●	A 4% decrease in the average realized gold price per GEO.

For the three months ended December 31, 2021, the Company had total revenue of $16.5 million and GEOs of 9,1731 compared with total revenue of $16.6 million and GEOs of 8,8361 for the three months ended December 31, 2020.

The following table summarizes the Company’s total revenues and GEOs for the three months ended December 31, 2021 and 2020:

		Three months ended December 31, 2021			Three months ended December 31, 2020
	Primary	Royalty			Royalty
(in thousands of USD, except for GEO amounts)	Product	Revenue ($)	Sales ($)	GEOs[1]	Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	—	2,256	1,250	—	—	—
Beta Hunt	Gold	2,182	—	1,215	2,479	—	1,323
Camino Rojo	Gold	83	—	46	—	—	—
El Mochito	Silver	—	776	432	—	1,543	824
Florida Canyon	Gold	679	—	378	762	—	406
Hope Bay	Gold	141	—	79	1,376	—	734
Karma	Gold	593	—	330	852	—	455
La Colorada	Gold	—	456	251	—	1,710	905
Moose River	Gold	357	—	199	422	—	225
Moss	Silver	—	966	538	—	3,176	1,694
Mt Carlton	Gold	810	—	451	721	—	385
Omolon	Gold	6,116	—	3,406	2,185	—	1,166
San Jose	Silver	482	—	269	638	—	341
Vivien	Gold	446	—	248	609	—	325
Other	Various	142	—	81	96	—	53
Consolidated total		12,031	4,454	9,173	10,140	6,429	8,836

Q4 2021 Total Revenue by Region	Q4 2020 Total Revenue by Region

Q4 2021 GEOs[1] by Product	Q4 2020 GEOs[1] by Product

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Other includes revenues generated from mines located in Russia, Honduras and Burkina Faso

For the Three Months Ended December 31, 2021 Compared to Other Quarters Presented

When comparing net income of $2.8 million and cash flow from operations of $11.6 million for the three months ended December 31, 2021 with net income and operating cash flows for other quarters presented in the table of Summary of Quarterly Results above, the following items impact comparability of the analysis:

●	In October 2021, the Company increased and expanded its effective interest to a 2.5% GRR that covers all licenses currently comprising the Omolon hub and received a one-time bonus royalty of $3.2 million based on the fourth quarter production at the Omolon hub. The acquisition of the additional GRR interest and one-time bonus royalty contributed to the increase in both royalty revenue and cash flows of $3.9 million and $3.7 million, respectively;

●	The Company acquired the Prepaid Gold Interest in September 2021, which provided sales of $2.2 million and $2.3 million and cash flows of $1.8 million and $1.9 million for the three months ended September 30, 2021 and December 31, 2021, respectively. In addition, a $1.3 million gain on the change in fair value of the Prepaid Gold Interest was recognized in net income for the three months ended December 31, 2021;

●	An $11.0 million gain recognized in net income during the three months ended March 31, 2021 for the Hope Bay Buyback;

●	An increase in working capital of $2.5 million from previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million of the remaining amount owed under the Beta Hunt Royalty Amendment completed in September 2020 received during the three months ended March 31, 2021;

●	A $2.4 million revaluation adjustment recognized during the three months ended March 31, 2021 from the conversion of the convertible debenture into an additional 5% silver Stream on the El Mochito mine;

●	In September 2020, the company completed the Beta Hunt Royalty Amendment. As a result, the Company recognized a gain on the amendment of its Beta Hunt royalty interest of $9.3 million and current income tax expense and taxes paid of $4.3 million during the three months ended December 31, 2020;

●	The Company recognized an increase in net income of $2.9 million due to revaluation of warrants held during the three months ended December 31, 2020; and

●	A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past years, including the Beta Hunt mine, the Florida Canyon mine, the Moss mine, and the El Mochito mine.

Change in Total Assets

Total assets decreased by $8.0 million from September 30, 2021 to December 31, 2021 primarily resulting from the $11.0 million repayment of the Company’s Credit Facility and depletion of the Company’s royalty, stream and other interests. The decrease in total assets was partially offset by royalty revenue and sales and the proceeds from the exercise of warrants.

Total assets increased by $33.5 million from June 30, 2021 to September 30, 2021 primarily resulting from the acquisition of the Prepaid Gold Interest, which was financed by drawing $23.5 million on our Credit Facility and cash on hand and the proceeds from the exercise of warrants and options. The net increase in total assets from the acquisition of the Prepaid Gold Interest was partially offset by the cash consideration paid from the Company’s cash on hand and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $5.0 million from March 31, 2021 to June 30, 2021 primarily resulting from the acquisition of the Royalty Portfolio, which was financed by the issuance of common shares of the Company and a cash payment of $7.0 million. The net increase in total assets from the acquisition of the Royalty Portfolio was partially offset by the cash consideration paid of $7.0 million and depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $17.6 million from December 31, 2020 to March 31, 2021 primarily resulting from the $32.0 million repayment of the Company’s Credit Facility, the decrease in the Hope Bay royalty interest from the Hope Bay Buyback, and depletion of the Company’s royalty, stream and other interests. The decrease in total assets was partially offset from the $50.0 million received from the Hope Bay Buyback.

Total assets increased by $54.2 million from September 30, 2020 to December 31, 2020 primarily resulting from the acquisition of a royalty portfolio from Newmont, which was financed by the issuance of common shares of the Company and a cash payment of $15.0 million. The net increase in total assets from the acquisition of the royalty portfolio from Newmont was partially offset by the cash consideration paid of $15.0 million, a $3.0 million repayment under the Company’s Credit Facility and depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $14.8 million from June 30, 2020 to September 30, 2020 primarily resulting from the repayment of $41.0 million under the Company’s Credit Facility, depletion of the Company’s royalty, stream and other interests and amendment of the Company’s royalty interest on the Beta Hunt mine. The decrease in total assets was partially offset by funds received on closing of the Beta Hunt Royalty Amendment and increase in the carrying value of investments due to fair value adjustments.

Total assets increased by $32.8 million from March 31, 2020 to June 30, 2020 primarily resulting from an increase in cash on hand from $15.6 million in gross proceeds received from the exercise of warrants, the drawdown of an additional $10.0 million under the Credit Facility and the results of operations for the quarter. The net increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) average realized gold price per GEO, (iii) average cash cost per GEO, (iv) cash operating margin per GEO, and (v) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of the non-cash cost of sales related to the Prepaid Gold Interest, non-cash change in fair value of the Prepaid Gold Interest, gains/(losses) on sale or amendment of royalty and streams, gains/(losses) on conversion of debentures, other income/expenses, and impairment charges. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net income to adjusted net income and presents adjusted earnings per share:

	Three months ended		Year ended
(in thousands of USD, except share and per share amounts)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net income	$2,766	$5,346	$24,072	$23,719
Non-cash cost of sales – prepaid gold interest	1,895	—	3,711	—
Change in fair value of prepaid gold interest	(1,310)	—	(1,310)	—
Gain on royalty transactions	—	—	(10,983)	(9,291)
Gain on conversion of debenture	—	—	(2,410)	—
Other expense (income)	40	936	123	(1,904)
Effect of taxes on adjusting items	343	—	3,937	3,100
Adjusted net income	$3,734	$6,282	$17,140	$15,624
Divided by:
Basic weighted average number of common shares	145,937,746	136,763,092	143,138,694	126,730,500
Equals:
Adjusted basic earnings per share	$0.03	$0.05	$0.12	$0.12

ii.Average realized gold price per GEO is calculated by dividing the Company’s total revenue by the GEOs sold. The Company presents average realized gold price per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per GEO:

	Three months ended		Year ended
(total revenue presented in thousands of USD)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Total revenue	$16,485	$16,569	$57,532	$51,681

Divided by:
GEOs sold[1]	9,173	8,836	32,026	28,916
Equals:
Average realized gold price per GEO	$1,797	$1,875	$1,796	$1,787

iii.Average cash cost per GEO is calculated by dividing the Company’s cash cost of sales, excluding depletion less the non-cash cost of sales related to the Prepaid Gold Interest, by the GEOs sold. The Company presents average cash cost per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost per GEO:

	Three months ended		Year ended
(cost of sales presented in thousands of USD)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$2,815	$1,628	$9,071	$5,020
Non-cash cost of sales – prepaid gold interest	(1,895)	—	(3,711)	—
Cash cost of sales	920	1,628	5,360	5,020
Divided by:
GEOs sold	9,173	8,836	32,026	28,916
Equals:
Average cash cost per GEO	$100	$184	$167	$174

iv.Cash operating margin per GEO is calculated by subtracting the average cash cost per GEO from the average realized gold price per GEO. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized gold price per GEO:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Average realized gold price per GEO	$1,797	$1,875	$1,796	$1,787
Less:
Average cost per GEO	(100)	(184)	(167)	(174)
Equals:
Cash operating margin per GEO	$1,697	$1,691	$1,629	$1,614

1The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total GEOs sold includes the GEOs from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Stream and Prepaid Gold Interest.

v.The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by operating activities. The table below provides a reconciliation of operating cash flows to operating cash flows excluding changes in non-cash working capital:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
(presented in thousands of USD)	2021	2020	2021	2020
Net cash provided by operating activities	$11,634	$7,746	$43,204	$33,000
Changes in non-cash working capital	1,383	3,728	(2,194)	3,527
Equals:
Operating cash flows, excluding changes in non-cash working capital	$13,017	$11,474	$41,010	$36,527

Liquidity and Capital Resources

As at December 31, 2021, the Company had cash and cash equivalents of $17.1 million (December 31, 2020: $7.8 million) and working capital of $33.3 million (December 31, 2020: $35.1 million). As at December 31, 2021, the Company had $147.5 million available under its Credit Facility.

Cash flow from operations

For the year ended December 31, 2021, cash flow from operations was $43.2 million, compared with $33.0 million for the year ended December 31, 2020, with the increase primarily attributable to the Company’s growing portfolio of cash flowing royalties, streams and other interests, $2.5 million received for previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million received for the remaining amount owed under the Beta Hunt Royalty Amendment completed in September 2020. The net cash inflows were partially offset by a reduction to non-cash working capital from the deferred revenue associated with the Beta Hunt Royalty Amendment of $3.3 million being recognized in revenue during the year ended December 31, 2021.

Cash flow used in investing activities

For the year ended December 31, 2021, the Company had net cash outflow of $19.3 million from investing activities primarily due to the acquisitions completed during the year which included the $50.0 million Prepaid Gold Interest, $23.5 million for expanding and increasing the royalty on the Omolon hub and $7.0 million cash consideration for the Royalty Portfolio from Pan American. The net cash outflows were partially offset by the $50.0 million in proceeds received from the Hope Bay Buyback and the sale of investments in common shares for total proceeds of $11.2 million. For the year ended December 31, 2020, the Company had net cash outflows of $0.6 million from investing activities primarily due to cash consideration for the acquisition of a portfolio of royalties from Newmont, the purchase of investments and the income taxes paid of $2.8 million from the Beta Hunt Royalty Amendment. This was partially offset by $12.0 million in ROFR proceeds received in connection with the acquisition of the Kinross royalty portfolio and net proceeds from the closing of the Beta Hunt Royalty Amendment.

Cash flow used in financing activities

During the year ended December 31, 2021, the Company had net cash outflows from financing activities of $14.6 million, which was primarily the result of Company repaying $43.0 million of its Credit Facility, dividend payments of $6.8 million and financing costs associated with our Credit Facility of $1.6 million. The net cash outflows were partially offset by proceeds from the Credit Facility of $23.5 million and the proceeds received from the exercise of warrants and stock options of $13.3 million. During the year ended December 31, 2020, the Company had net cash outflows from financing activities of $29.5 million, which was primarily the result of Company repaying $57.0 million of its credit facility, dividend payments of $6.4 million and financing costs associated with our credit facility of $2.3 million. The net cash outflows were partially offset by the drawdown of $20.0 million from the Company’s credit facility and net proceeds received from the exercise of warrants by Pan American and stock options.

Liquidity

We believe our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of Royalties and Streams.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams and Prepaid Gold Interest, the Company has committed to purchase the following:

			Per ounce cash payment:
	Percent of life of mine		Lesser of amount below and the then
	production or relevant		prevailing market price
	commodity		(unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	25%		25% of silver spot price
Moss	100	%(1)	20% of silver spot price

Prepaid Gold Interest
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter		16% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	Amount of gold that is equivalent to the value of all dividends distributed by Auramet on 2% of its shares.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

Outstanding Share Data

As at March 15, 2022, the Company had 146,920,355 outstanding common shares, 3,825,493 outstanding share purchase options outstanding with a weighted average exercise price of CAD$4.93, 345,146 outstanding restricted share units, and 5,000,000 outstanding share purchase warrants with an exercise price of $3.28.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended
	December 31,
	2021	2020
Compensation and benefits	$4,295	$3,632
Share-based compensation	1,554	1,532
Total compensation	$5,849	$5,164

During the years ended December 31, 2021 and 2020, the Company purchased $1.5 million and $2.3 million, respectively, of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement. The Company also completed the acquisition of a Royalty Portfolio from Pan American during the year ended December 31, 2021. As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the Consolidated Financial Statements.

New Significant Accounting Policy

Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as fair value through profit and loss. The prepaid gold interest is measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income.

Gold deliveries are recorded in inventory at fair value and the difference between the fair value of the gold on the delivery date less any ongoing payment is reflected as a partial settlement of the prepaid gold interest. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

The current portion of the prepaid gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2021, the capital structure of the Company consists of $371.8 million (December 31, 2020: $341.0 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and retained earnings, and $12.5 million (December 31, 2020: $32.0 million) drawn under the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility. The Company is in compliance with its debt covenants as at December 31, 2021.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2021, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.2 million and other comprehensive income by $0.3 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company considers anticipated cash flows from operations, its holding of cash and cash equivalents and its revolving Credit Facility. As at December 31, 2021, the Company had cash and cash equivalents of $17.1 million (December 31, 2020: $7.8 million) and working capital of $33.3 million (December 31, 2020: $35.1 million). In addition, at December 31, 2021 the Company had $147.5 million available under its Credit Facility.

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies. The combined fair market value as at December 31, 2021 is $2.7 million (December 31, 2020: $18.2 million). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.3 million.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities Exchange Commission and Canadian Securities Administrators. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2021 the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

There were no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

This MD&A contains “forward-looking information” or "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Maverix does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance, developments in respect of Maverix’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and Third-Party Information

Brendan Pidcock, P.Eng., Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.

Except where otherwise stated, the disclosure in this MD&A relating to properties and operations in which Maverix holds Royalty, Stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.